Exhibit 21

Subsidiaries of Wells Financial Corp.

Name of Subsidiary	Percentage Owned	State or Other Jurisdiction of Incorporation
Wells Federal Bank	100%	Minnesota
Wells Insurance Agency, Inc.(1)	100%	Minnesota
Greater Minnesota Mortgage (inactive)(1)	100%	Minnesota

(1) Wholly-owned subsidiary of Wells Federal Bank.